UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549


RECEIVED
JUN 27 2003
187
WASH, D.C.
SECTION
PROCESSING


03025266

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS
AND
STOCK BONUS PLAN

FINANCIAL STATEMENTS

2002

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 61,936,700	$ 65,747,500
Fidelity funds	71,943,973	65,875,021
Mutual funds held by the Charles Schwab Trust Company	8,799,128	—
Short-term investment funds	695,499	215,151
	143,375,300	131,837,672
Interest and dividends receivable	334,607	314,601
Loans receivable	4,541,344	2,971,730
Employee contributions receivable	—	384,855
Employer contributions receivable	108,014	240,968
Total assets available for benefits	$148,359,265	$135,749,826

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2002	2001
Investment income (loss)		
Net depreciation in fair value of investments	$(21,413,938)	$(20,951,512)
Dividends	1,276,660	1,222,086
Distributions from Fidelity funds	1,132,730	1,522,824
Interest	313,230	232,766
	(18,691,318)	(17,973,836)
Employee contributions	14,464,413	11,742,631
Rollovers from other plans	606,903	798,595
Employer contributions (less forfeitures arising from withdrawals)	10,847,788	7,305,709
Administrative fees on employee loans	(30,241)	(18,929)
Transfers (to) from other plans, net	15,177,377	(13,554)
	22,374,922	1,840,616
Less withdrawals	9,765,483	22,677,642
Increase (decrease) in assets	12,609,439	(20,837,026)
Total assets available for benefits at beginning of year	135,749,826	156,586,852
Total assets available for benefits at end of year	$148,359,265	$135,749,826

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

SUMMARY OF ACCOUNTING POLICIES:

NOTE 1—In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The significant accounting policies of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan (the "Plan") are summarized below.

Valuation of Investments. The Plan's investments are stated at fair value. Fidelity fund values and investments held by the Charles Schwab Trust Company are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Loans Receivable. Participant loans are valued at their outstanding balances.

Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees' Savings Plans (the "Master Trust") was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the "Retail Plan"). The trustee maintains separate accounts to reflect the equitable share of each of the plans' interest in the assets of the Master Trust.

DESCRIPTION OF PLAN:

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact their local Human Resources Department or the Human Resources Service Center.

NOTE 2—General. The Plan is a defined contribution plan covering eligible employees of Amerada Hess Corporation (the "Company"). Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). During 2001 employees contributed to the Plan on a before-tax basis without receiving Company matching contributions during their first year of service. After attaining one year of service, employees received Company matching contributions and could also contribute on an after-tax basis. Effective January 1, 2002, employees receive Company matching contributions immediately upon participation in the Plan and all contributions are on a before-tax basis.

NOTE 3—Contributions. At the election of each participating employee, amounts contributed under the Plan (from 2% to 25% of compensation in 2002 and from 2% to 15% of compensation in 2001) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of eight Fidelity funds with varying investment objectives or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below). However, during 2001 the maximum contributions for highly compensated employees (those who earned in excess of $85,000 in 2000) was 6% of their allowable compensation. Compensation taken into account under the Plan was limited by law to $200,000 and $170,000 in 2002 and 2001, respectively. In 2003 the limit will be $200,000. Before-tax contributions were limited by law to $11,000 in 2002 and $10,500 in 2001. The limit for 2003 will be $12,000.

Effective April 1, 2002 employees who attained age 50 by December 31, 2002 were eligible to make a separate before-tax "catch-up" contribution of $1,000 during 2002. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2003 catch-up contributions up to $2,000 will be allowed for employees who attain age 50 by the end of the year.

Amounts contributed by the employer were 100% of participants' contributions up to 6% of eligible compensation in 2002 and up to 5% in 2001, reduced by forfeitures of unvested employer contributions. During 2001 employer contributions were invested by the Trustee in shares of common stock of Amerada Hess Corporation. Beginning in 2002 employees may direct 50% of the employer contributions to any of the Plan's investment funds and employees age 55 and older may direct 100% of the employer contributions to any of the Plan's investment funds. Forfeitures were $20,750 and $708,423 during 2002 and 2001, respectively.

Note 4—Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Fidelity funds or the Amerada Hess Corporation Common Stock Fund in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change the designation of the proportions in which subsequent contributions will be invested in the various funds or change all or part of the amount invested in any fund to one or more of the other funds or both. Changes can be made daily.

The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants with outstanding loans.

Following are the investment choices for amounts contributed:

Fidelity Retirement Money Market Portfolio

Fidelity U.S. Bond Index Fund

Fidelity Asset Manager

Fidelity U.S. Equity Index Commingled Pool

Fidelity Growth & Income Portfolio

Fidelity Overseas Fund

Fidelity Aggressive Growth Fund

Fidelity Low-Priced Stock Fund

Amerada Hess Corporation Common Stock Fund

Funds discontinued during 2001:

Fidelity Intermediate Bond Fund (assets transferred to Fidelity U.S. Bond Index Fund on December 14, 2001)

Spartan U.S. Equity Index Fund (assets transferred to Fidelity U.S. Equity Index Commingled Pool on December 14, 2001)

Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2002 and 2001

NOTE 5—Vesting. Interest in the Plan attributable to a participant's contributions shall at all times be vested. Effective January 1, 2002, investments attributable to the employer's contributions vest immediately. During 2001 interest in the Plan attributable to the employer's contributions vested when any of the following occurred: (1) completion of four years of membership in the Plan including membership in the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees, the HOVENSA Employees' Savings Plan (the "HOVENSA Plan"), the Merit Oil Corporation and Affiliates Employees' Thrift Plan or a prior Company plan; (2) retirement under the Amerada Hess Corporation Employees' Pension Plan; (3) death; (4) total and permanent disability; (5) attainment of age 65; or (6) completion of 5 years of service, as defined in the Plan, including periods during which the employee declined to make contributions.

NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Beginning in 2002 participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant's account balance. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan.

NOTE 7—Rollovers From Other Plans. Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant's current fund election for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

NOTE 8—Payment of Benefits. Upon a total withdrawal, an employee's investments in the Fidelity funds are paid in cash. The employee's investments in the Amerada Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59½, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59½. Terminated employees may withdraw their entire vested balance at any time.

Partial withdrawals are distributed in cash on a pro rata basis as to the employee's after-tax contributions in each of the Fidelity funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59½ also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee's before-tax contributions in each fund.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2002 and 2001

INVESTMENTS:

NOTE 9—The following presents investments that represent 5 percent or more of the Plan's assets:

	December 31,	
	2002	2001
Amerada Hess Corporation common stock, 1,125,099 and 1,051,960 shares, respectively	$ 61,936,700*	$ 65,747,500*
Fidelity Growth & Income Portfolio, 876,471 and 774,623 shares, respectively	26,565,836	28,955,393
Fidelity Asset Manager, 670,463 and 563,911 shares, respectively	9,252,395	8,740,626
Fidelity U.S. Equity Index Commingled Pool, 314,010 and 256,183 shares, respectively	8,249,033	8,646,176
Fidelity Retirement Money Market Portfolio, 10,522,200 and 6,700,983 shares, respectively	10,522,200	6,700,983

* Includes nonparticipant-directed investments.

NOTE 10—During 2002 and 2001 the value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

	Years Ended December 31,	
	2002	2001
Amerada Hess Corporation common stock	$ (8,336,267)	$(10,497,040)
Fidelity funds	(13,077,671)	(10,454,472)
Net depreciation in fair value of investments	$(21,413,938)	$(20,951,512)

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—*(Continued)*

For the Years Ended December 31, 2002 and 2001

NONPARTICIPANT-DIRECTED INVESTMENTS:

NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,	
	2002	2001
Assets:		
Amerada Hess Corporation common stock	$ 21,591,642	$ 55,831,812
Short-term investment funds	242,431	182,689
Interest and dividends receivable	116,647	267,154
Employer contributions receivable	54,007	240,968
	$ 22,004,727	$ 56,522,623

	Years Ended December 31,	
	2002	2001
Changes in Assets:		
Dividend income	$ 554,726	$ 1,043,358
Interest income on participant loans	47,991	88,025
Net depreciation in fair value of assets	(2,906,088)	(9,091,083)
Employer contributions	4,060,601	7,305,709
Participant loan withdrawals	(531,065)	(533,309)
Participant loan repayments	237,942	387,035
Administrative fees on employee loans	(4,088)	(4,912)
Transfers from other plans, net	2,036,000	7,694
Transfers to participant-directed investments	(36,507,307)	—
Withdrawals	(1,506,608)	(6,801,277)
Decrease in assets	$(34,517,896)	$ (7,598,760)

INVESTMENTS IN MASTER TRUST:

NOTE 12—The Master Trust covers the Plan and the Retail Plan. At December 31, 2002 and 2001, the Plan's interest in the assets of the Master Trust was 96.6% and 91.6%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan.

The following table represents the fair value of investments held in the Master Trust:

	December 31,	
	2002	2001
Amerada Hess Master Trust investments:		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 63,542,068	$ 69,865,250
Fidelity funds	75,431,908	73,692,950
Mutual funds held by the Charles Schwab Trust Company	8,799,128	—
Short-term investment funds	713,539	228,575
Loans receivable	4,689,794	3,390,287
Interest and dividends receivable	343,280	334,304
Employee contributions receivable	—	426,166
Employer contributions receivable	108,014	267,203
Total assets available for benefits	$153,627,731	$148,204,735

The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,	
	2002	2001
Investment income	$ 2,890,829	$ 3,306,059
Net depreciation in fair value of investments	(21,432,517)	(22,293,982)
Employee contributions	14,874,686	12,849,647
Rollovers from other plans	609,928	879,053
Employer contributions	11,099,804	7,954,610
Administrative fees on employee loans	(34,697)	(24,562)
Transfers (to) from other plans, net	8,420,453	(61,507)
Withdrawals	(11,005,490)	(24,297,231)
Net increase (decrease)	5,422,996	(21,687,913)
Total assets available for benefits at beginning of year	148,204,735	169,892,648
Total assets available for benefits at end of year	$153,627,731	$148,204,735

OTHER ITEMS:

NOTE 13—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 14—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated June 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 15—Transfers to and from Other Plans. On August 14, 2001 the Company acquired Triton Energy Limited, an exploration and production company. The Plan took legal control of the assets from the Triton Exploration Services, Inc. 401(k) Savings Plan on December 31, 2002. The assets, which totalled $8.9 million, were invested in various mutual funds held by the Charles Schwab Trust Company. On January 9, 2003 these assets were reinvested in the Fidelity funds offered to participants of the Plan.

Effective January 1, 2002 salaried employees working at gasoline stations and convenience stores became eligible for participation in the Plan. Previously these employees were members of the Company's Retail Plan. During 2002 the account balances of these employees, which totalled $6.8 million, were transferred from the Retail Plan into the Plan.

During 2002 approximately $0.5 million was transferred to the HOVENSA Employees' Savings Plan relating to employee transfers to HOVENSA LLC, a joint venture of the Company.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE AND PARTICIPANTS IN THE
AMERADA HESS CORPORATION EMPLOYEES' SAVINGS
AND STOCK BONUS PLAN:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP
Ernst + Young LLP

New York, New York
June 13, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK
BONUS PLAN



By J. Y. Schreyer
Executive Vice President and Member
of the Amerada Hess Corporation
Employee Benefit Plans Committee

June 25, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-43569) pertaining to the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan of our report dated June 13, 2003 with respect to the financial statements of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Ernst & Young LLP

New York, New York
June 25, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amerada Hess Corporation Employees' Savings and Stock Bonus Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Y. Schreyer, Executive Vice President and Member of the Amerada Hess Corporation Employee Benefit Plans Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the assets available for benefits and the changes in assets available for benefits of the Plan.

By 
JOHN Y. SCHREYER
EXECUTIVE VICE PRESIDENT AND
MEMBER OF THE AMERADA HESS
CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE
Date: June 25, 2003